Exhibit 99.2

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE-MONTH PERIODS ENDED MAY 31, 2013 AND 2012

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at May 31, 2013 and for the three-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended May 31, 2013 and 2012. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on July 15, 2013, must be read in conjunction with the Corporation’s financial statements for the three-month periods ended May 31, 2013 and 2012. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:

•	Acasti’s ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	the success of current and future clinical trials by the Corporation;
•	the successful commercialization of CaPre® and Onemia™;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to find a third party to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distribution partners for Onemia™;
•	the Corporation’s ability to manage its growth efficiently;
•	the Corporation’s ability to further penetrate core or new markets;
•	the Corporation’s ability to attract and retain skilled labour;
•	the Corporation’s ability to attract, hire and retain key management and personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend product liability lawsuits brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new therapies for abnormalities in blood lipids, referred to as dyslipidemia, and the treatment and prevention of cardiovascular disorders. Acasti’s products are derived from krill oil.

CaPre®, currently Acasti’s sole drug product candidate, is being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high plasma levels of triglycerides. CaPre® is currently being evaluated in two Phase II clinical trials initiated in 2011 in Canada. Following the completion of the trials, Acasti intends to file an investigational new drug submission to conduct a Phase III clinical trial for CaPre® in the United States under the guidelines and rules of the U.S. Federal Drug Administration (“FDA”).

Onemia™ is Acasti’s sole commercialized product and has been marketed in the United States since 2011 as a “medical food”.  Onemia™ is only administered under the supervision of a physician and is intended for the dietary management of illnesses associated with omega-3 phospholipids deficiency related to cardiometabolic disorders.

Pursuant to the license agreement entered into with Neptune in August 2008, Acasti has been granted a license to use Neptune’s intellectual property rights for the development, distribution and sale of products for use in the human cardiovascular field. The Corporation has to finance its activities of research and development, including its clinical studies. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended May 31, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights.

In December 2012, Acasti reported that it had entered into a prepayment agreement with Neptune pursuant to which Acasti has exercised its option under its license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement.  (See section “Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement” for more information concerning this agreement).

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a prospective randomized double-blind placebo controlled clinical study designed to evaluate the safety and efficacy of CaPre® for the management of moderate to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre® for patients with moderate to high hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended May 31, 2013.

In March, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% (p < 0.05) as compared to the normal standard of care. The study assesses the effectiveness of CaPre® in patients based on a real-life, routine - clinical setting since the standard of care may be any treatment the treating physicians considered as appropriate and included life-style modification as well as lipid modifying agents such as statins and fibrates, that most of the patients analysed (i.e. 86%) had baseline triglycerides between 200 and 500mg/dl (2.28 to 5.7 mmol/L) and that no serious adverse events were reported.  To date, the results of this preliminary analysis suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On May 22, 2013, the Corporation has announced that the recruitment for the COLT trial has been completed and that a final report on the trial is expected this summer.

OnemiaTM
During the three-month period ended May 31, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia™. Physicians initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia™ to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

Basis of presentation of the financial statements

The Corporation’s assets as at May 31, 2013 include cash and short-term investments for an amount of $3,857, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders, by the net proceeds from a $1,979 private financing completed on February 13, 2012 as well as proceeds from sales of OnemiaTM. The Corporation also has trade and other receivables of $603, receivable from a corporation under common control of $50 and tax credits receivable for an amount of $387 as at May 31, 2013. The Corporation’s liabilities at May 31, 2013 are comprised primarily of amounts due to Neptune of $1,635 and other creditors for $638 as well as royalties payable to Neptune for $732. The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at May 31, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended
	May 31, 2013	May 31, 2012
	$	$
Revenue from sales	6	14
Adjusted EBITDA(1)	(1,260)	(916)
Net loss and comprehensive loss	(1,965)	(1,576)
Net loss per share and diluted loss per share	(0.03)	(0.02)
Total assets	11,325	15,113
Working capital(2)	2,153	6,370
Total equity	8,320	13,486
Book value per Class A share(3)	0.11	0.18
(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)

	Three-month periods ended
	May 31, 2013	May 31, 2012
	$	$
Net loss	(1,965)	(1,576)
Add (deduct):
Finance costs	1	1
Depreciation and amortization	166	166
Stock-based compensation	541	530
Foreign exchange (gain) loss	(3)	(37)
Adjusted EBITDA	(1,260)	(916)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	6	6
Adjusted EBITDA(1)	(1,260)	(1,260)
Net loss	(1,965)	(1,965)
Loss per share basic and diluted	(0.03)	(0.03)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,350)	(916)	(1,037)	(1,036)	(1,361)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Loss per share basic and diluted	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Fiscal year ended February 29, 2012

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	–	–	–	10
Other Income - Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA(1)	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes oinly and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND THREE-MONTH PERIODS ENDED MAY 31, 2013 AND 2012

Revenues
The Corporation generated revenues from sales of $6 from the commercialization of OnemiaTM, its medical food product, during the three-month period ended May 31, 2013.  The revenues were generated from sales made directly to customers in the United States.  Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly quarter to quarter, as it was experienced in the first quarter when comparing it to last fiscal year third quarter. The Corporation generated revenue from sales of $14 during the corresponding period in 2012. During the three-month periods ended May 31, 2013 and 2012, the Corporation did not generate revenue from research contracts.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended May 31, 2013 amounted to $4 or 70%, which is significantly higher than the Corporation’s target range for its gross profit margin, being 45 to 55%.  The reason for the higher than targeted gross profit margin for the three-month period ended May 31, 2013 is that 100% of the sales of the quarter were made to direct client, which generate a higher gross profit margin that sales made to distributors.  The Corporation realized a gross profit of $9 or 67% during the three-month period ended May 31, 2012.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods ended May 31, 2013 and 2012

General and administrative expenses	Three-month periods ended
	May 31, 2013	May 31, 2012
	$	$
Salaries and benefits	206	269
Stock-based compensation	415	419
Professional fees	193	97
Royalties	176	28
Amortization and depreciation	166	166
Sales and marketing	6	55
Investor relations	2	9
Rent	28	6
Other	11	20
TOTAL	1,203	1,069

Research and development expenses	Three-month periods ended
	May 31, 2013	May 31, 2012
	$	$
Salaries and benefits	156	190
Stock-based compensation	126	111
Contracts	463	219
Regulatory expenses	1	62
Professional fees	56	27
Other	28	25
Tax credits	(51)	(74)
TOTAL	779	560

Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $344 for the three-month period ended May 31, 2013 to $(1,260) compared to $(916) for the three-month period ended May 31, 2012, mainly due to increases in general and administration and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in administration expense is mainly due to increases in professional fees and royalties payable to the parent corporation, principally offset by decreases in salaries and benefits and sales and marketing expenses. Higher royalty payments for the three-month period ended May 31, 2013 than the corresponding period of 2012 are due to increased royalty payment requirements as per License Agreement terms (see Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments – License Agreement).  Royalties to Neptune will be expensed until the royalty prepayment agreement is approved by the Corporation’s shareholders. The prepayment agreement was subject to the approval of the disinterested shareholders of the Corporation at the annual meeting in June 2013, which was obtained. The increase in research and development expenses is mainly attributable to the increase in contracts expenses related to the Corporation’s clinical trials, principally offset by decreases in regulatory expenses fees and salaries and benefits.

Net Loss
The Corporation realized a net loss for the three-month period ended May 31, 2013 of $1,965 or $0.03 per share compared to a net loss of $1,576 or $0.02 per share for the three-month period ended May 31, 2012. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	May 31, 2013	February 28, 2013
Class A shares, voting, participating and without par value	73,188,788	73,107,538
Stock options granted and outstanding	5,295,500	5,216,250
Series 4 warrants exercisable at $0.25 until October 8, 2013	5,364,850	5,432,350
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Total fully diluted shares	84,599,138	84,506,138

Cash Flow and Financial Condition between the Three-month periods ended May 31, 2013 and 2012

Operating activities
During the three-month periods ended May 31, 2013 and 2012, the Corporation’s operating activities generated decreases in liquidity of $939 and $651, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended May 31, 2013 amounted to an increase of $333 and is mainly due to increases in payable to parent corporation ($425) and royalties payable to parent corporation ($203), principally offset by increases in trade and other receivables ($153) and tax credits receivables ($51), as well as to the decrease in trade and other payables ($69).  The net changes in non-cash operating working capital items for the three-month period ended May 31, 2012, amounted to an increase of $257 and is mainly due to increases in payable to parent corporation ($549) and royalties payable to parent corporation ($39), principally offset by increases in trade and other receivables ($113) and tax credits receivables ($74), as well as to the decrease in trade and other payables ($171).

Investing activities
During the three-month periods ended May 31, 2013 and 2012, the Corporation’s investing activities generated increases in liquidities of $574 and $250, respectively. The increase in liquidity generated by investing activities during the three-month period ended May 31, 2013 is mainly due to the maturity of short-term investments of $3,500, offset by the acquisition of short-term investments of $3,000.  The increase in liquidity generated by investing activities during the three-month period ended May 31, 2012 is mainly due to  the maturity of short-term investment of $250.

Financing activities
During the three-month periods ended May 31, 2013 and 2012, the Corporation’s financing activities generated increases in liquidities of $19 and $12, respectively. The increase in liquidities generated from financing activity during the three-month periods ended May 31, 2013 resulted mainly from proceeds from exercise of warrants and options of $20. The increase in liquidities generated from financing activity during the three-month periods ended May 31, 2012 resulted mainly from proceeds from exercise of warrants and options of $13.

Overall, as a result, the Corporation’s cash decreased by $342 and $367, respectively, for the three-month periods ended May 31, 2013 and 2012. Total liquidities as at May 31, 2013, comprised of cash and short-term investments, amounted to $3,857. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from sales and research contracts, as well as interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Financial Position

The following table details the significant changes to the statements of financial position as at May 31, 2013 compared to February 28, 2013:

Accounts	Increase (Decrease)	Comments
Cash	(342)	See cash flow statement
Short-term investments	(586)	Maturity of short-term investments to finance operations
Trade and other receivables	153	Advances
Tax credits receivable	51	Increase in tax credit eligible expenses
Inventories	(5)	OnemiaTM sales
Intangible assets	(142)	Additions, offset by amortization
Trade and other payables	(69)	Repayment of trade and other payables
Payable to parent corporation	425	Increase in amount owed
Royalties payable to parent corporation	203	Increase in royalties owed

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
The Corporation has no off-balance sheet arrangements. All of the Corporation’s liabilities ($3,005) are due within twelve months.

Significant commitments include:

License agreement
The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50; year 3 ‐ $200; year 4 ‐ $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the license agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the license agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,525, which is intended to be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement.

The prepayment and the issuance of the Common Shares to Neptune are subject to the final approval of the TSX Venture Exchange and the approval of the disinterested shareholders of the Corporation at the next annual meeting of shareholders of the Corporation. On June 27, 2013, the Corporation’s disinterested shareholders approved the transaction (see Subsequent Events).

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,436, of which an amount of $2,979 has been paid to date.  As at May 31, 2013, an amount of $55 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $551 during three-month period ended May 31, 2013 ($225 for administrative costs, $150 for research and development costs and $176 for royalties) and $505 during the three-month period ended May 31, 2012 ($289 for administrative costs, $188 for research and development costs and $28 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 6 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under “Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement”.

Subsequent Events

On June 27, 2013 (the “Grant Date”), the Corporation granted to board members, executive officers, employees and consultants a total of (i) 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan (the “Plan”). APO RSUs will vest automatically overtime based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will be released only upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Company’s specific and global goals, but also on each holder’s individual performance.  APO RSUs granted above remain subject to the final approval of the Plan by the TSX Venture Exchange.

On June 27, 2013, at the Corporation shareholder’s meeting, disinterested shareholders approved the prepayment of all future royalties’ payable under the license by the issuance of shares.  The value of the prepayment amounts to approximately $15,525, payable by the issuance of 6,750,000 Class A shares, at a price of $2.30 per share.  Upon final approval of the TSX-Venture, the Corporation issued 6,750,000 shares on July 12, 2013.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the financial statements).  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (note 6 to financial statements) and the measurement of stock-based compensation (note 4 to the financial statements).  Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 4 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A deferred tax asset is recognized for unused tax loses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Recently Adopted Accounting Policies

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB: IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value.  Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The impact of the adoption of this standard did not have a significant impact on the Corporation’s interim financial statements.

Changes in Internal Control over Financial Reporting

During the three-month period ended May 31, 2013, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there were no changes during the three-month period ended May 31, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three-month periods ended May 31, 2013 and 2012 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our listing application and in our latest annual information form, if any, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at July 15, 2013, the total number of class A shares issued by the Corporation and in circulation was 79,948,788. The Corporation also has 5,288,750 stock options, 5,364,850 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.

/s/ Henri Harland	/s/ Xavier Harland

Henri Harland	Xavier Harland
President & Chief Executive Officer	Chief Financial Officer